September 14, 2006

Via U.S. Mail

Harry Cardillo
Vice President and Secretary
Habasit Holding USA, Inc.
305 Satellite Boulevard
P.O. Box 80507
Suwanee, GA  30024

	Re:	Summa Industries
Schedule TO-T filed by Habasit Holding USA, Inc. and Habasit
Holding
AG
		Filed September 8, 2006
		SEC File No. 5-30794

Dear Mr. Cardillo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-T

Offer to Purchase for Cash

	Summary Term Sheet, page 1
1. Revise your disclosure in the Q&A entitled "If I tender any Shares, when will I get paid?" to clarify that you will pay the exchange consideration "promptly" following the expiration of the offer, and not after acceptance of the Shares for exchange. Refer to Rules 13e-
4(f)(5) and 14e-1(c) and the similar disclosure you have provided in
Section 2 - Acceptance for Payment and Payment for Shares.
2. Clarify your disclosure in the Q&A entitled "If I decide not to tender, how will the Offer affect my Shares?" to discuss the circumstances under which the Merger might not take place. Specifically, because the Offer is subject to the Minimum Condition, it would appear that the vote of shareholders will be assured such that the Merger will likely be effectuated if the Offer is completed.
Is the Minimum Condition waivable? Are there other circumstances in which you may complete the Offer but not the Merger?
	Introduction, page 8
3. You mention that there is an aggregate of 995,394 Shares reserved for issuance upon the exercise or conversion of outstanding options, warrants, rights and convertible securities. Are any or all of these securities exercisable or convertible at this time such that the holders of these securities could tender the underlying Shares into the Offer? If so, how would this impact the number of shares necessary to satisfy the Minimum Condition? How many shares are subject to the Stockholder Tender Agreement such that a portion of the
Minimum Condition has already been satisfied?  Please revise.
4. See the penultimate paragraph on page 9. We note that you take no responsibility for the accuracy of the information provided by Summa.
While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy. Please revise.
	The Tender Offer, page 10
5. You have indicated that "tenders of Shares pursuant to the Offer are irrevocable," except as described in Section 4 of this Offer to
Purchase. Revise to disclose that Shares not yet accepted for payment or exchange after the expiration of sixty days from the commencement of the offer may be withdrawn. See Section 14(d)(5) of the Exchange
Act.
6. Refer to your discussion that appears in Section 5. Rather than refer to "certain" tax consequences in your heading and the disclosure that follows, please refer to "material" tax considerations.
7. In your discussion of Source and Amount of Funds in Section 10, please tell us what documentation exists to evidence the transfer of funds to be provided by Habasit to the Purchaser. If a loan agreement, contract, arrangement or understanding exists with respect to the transfer of funds for purchase of the tendered Securities, such document should be filed as an exhibit to the Schedule TO pursuant to
Item 1016 of Regulation M-A. Further, if any of the funds are to be borrowed by Habasit, please provide the disclosure required pursuant to Item 1007(d) of Regulation M-A.

8. In Section 15, you refer to this discussion as "Certain Conditions of the Offer." Are there other conditions, in addition to those set forth in this section that readers should be aware of? If so, revise to clarify. If not, please remove your reference to "certain."
9. Also, it is not clear from the disclosure by when the conditions must be satisfied. You refer to acceptance as the time by when the conditions must be satisfied but acceptance occurs after the expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived on or before the expiration of the offer.
10. In the last paragraph in Section 15, we note that you may assert or waive the conditions "in whole or in part at any time and from time to time..." In addition, you refer to such right as an "ongoing right that may be asserted at any time and from time to time." Defining the conditions as an "ongoing right" suggests that conditions may be asserted after the expiration of the offer. Please revise to make clear that all conditions to the offer, other than those dependent upon receipt of governmental regulatory approval, must be satisfied or waived prior to the expiration of the offer.

Exhibit (a)(1)B) - Letter of Transmittal
11. Refer to Instruction 4.  Please confirm that you will return
Shares "promptly," not "as soon as practicable," following the expiration of the offer, and not after acceptance of the Shares.
Refer to Rule 14e-1(c).

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from all filing persons acknowledging that:

* the bidder is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the bidder may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
      If you have any questions regarding our comments, please do not hesitate to contact me at (202) 551-3264. You may also reach me by facsimile at (202) 772-9203.

							Sincerely,



							Mara L. Ransom
							Special Counsel
							Office of Mergers and
Acquisitions

cc via facsimile at (404) 685-5283:

Justo Rodriguez, Esq.
Paul, Hastings, Janofsky & Walker LLP
Summa Industries
September 14, 2006
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE